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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-87760


                              PROSPECTUS SUPPLEMENT
                     (To Prospectus dated November 26, 2002)


                                24,911,807 Shares

                            JAG Media Holdings, Inc.

                              CLASS A COMMON STOCK

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This Prospectus Supplement supplements, amends and forms a part of the
Prospectus dated November 26, 2002 relating to an aggregate of 24,911,807 shares of Class A common stock of JAG Media Holdings, Inc.

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Proposed Acquisition of XeQute Solutions, Inc.

We announced on August 12, 2003 that we had entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Vertex Interactive, Inc. (OTCBB:VETX), a New Jersey corporation ("Vertex"), XeQute Solutions PLC, an English company and wholly owned subsidiary of Vertex ("PLC"), and XeQute Solutions, Inc., a Delaware corporation ("XeQute" and together with Vertex and PLC, the "Sellers").

Under the terms of the Asset Purchase Agreement, we would establish a newly formed wholly owned subsidiary which would purchase the assets and assume certain liabilities of XeQute.

XeQute, based in Paramus, New Jersey, is a provider of supply chain management technologies and services, including enterprise software systems and applications, software/hardware maintenance services and consulting services, which enable its customers to more effectively manage their order, inventory and warehouse requirements.

Upon closing of the transaction (the "Closing"), in consideration of the transfer of the assets and liabilities of XeQute as described above, we would issue shares of our Class A common stock, par value $0.00001 per share (the "Class A Common Stock") to XeQute, which upon issuance would represent 54.0% of our outstanding common stock on a fully diluted basis. Such shares of Class A Common Stock will be subject to a post-closing lock-up provision restricting the shares from being registered for sale prior to one year after the closing of the transaction. In addition, we will pay to the Sellers $3.5 million out of the proceeds of an $8.0 million private placement of shares of our Class A Common Stock (the "Private Placement") to be consummated at the Closing upon terms and conditions satisfactory to both us and the Sellers.


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The Closing is subject to various conditions, including, among others, the parties agreeing upon various schedules to the Asset Purchase Agreement, XeQute providing us with complete audited financial statements for the business of XeQute for the two fiscal years through September 30, 2003, and XeQute arranging the Private Placement, all of which conditions must be met by October 31, 2003.

There is no assurance that the conditions to the proposed transaction with XeQute will be met, or, if met, that the transaction will be consummated.

Shares of the JAG Media Holdings, Inc. to be offered and sold pursuant to the Asset Purchase Agreement and the Private Placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements. This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of JAG Media Holdings,, Inc. in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws, or absent the availability of an exemption from such registration or qualification requirements.

At the Closing, our current management team consisting of Gary Valinoti (Chief Executive Officer), Thomas J. Mazzarisi (Chief Financial Officer, Executive Vice President and General Counsel) and Stephen J. Schoepfer (Chief Operating Officer and Executive Vice President), would resign from their positions as executive officers and directors of JAG Media Holdings, Inc. but would continue to be involved as consultants or employees to our JAG Media LLC operating subsidiary. The transaction with XeQute would also trigger the change-in-control provisions in the existing employment agreements of our current management team, resulting in the issuance of new options to acquire shares of our stock and severance payments to such individuals.

Upon the Closing, we would also take various corporate actions, including an appropriate name change to better reflect the new overall business of the company, the election of new XeQute nominees to the Board of Directors and a recapitalization pursuant to which our Class A Common Stock and Series 1 Class B common stock, par value $0.00001 per share, will be exchanged for a new Series 4 Class B common stock on a one-for-one basis. Shares of the new Series 4 Class B common stock shall be issued and traded in certificated form only, may not be registered in the name of a nominee such as Cede & Co. or The Depository Trust Company and at all times the name of the beneficial owner of such shares shall be reflected on the face of the certificate. The new shares of Series 4 Class B common stock would also reflect our new corporate name and would have a new CUSIP number and ticker symbol.



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Expiration of OIL@WORK Letter of Intent.

Our Letter of Intent with OIL@WORK Group, Inc. and certain shareholders of OIL@WORK Group, Inc., as amended, expired in accordance with its terms on June 30, 2003.

Bay Point Private Placement.

Pursuant to a Subscription Agreement, dated as of June 19, 2003, Bay Point Investment Partners LLC ("Bay Point") purchased (a) 1,282,675 shares of our Class A Common Stock and (b) 20,000 shares of our Series 3 Class B common stock, par value $0.00001 per share, for a total consideration of $422,000.00. In connection with the Bay Point private placement, we entered into a placement agent agreement pursuant to which we issued 128,267 shares of our Class A Common Stock as a placement agent fee. The issuance of such securities was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

We have agreed to register the Class A Common Stock issued pursuant to the Subscription Agreement and Placement Agent Agreement on a registration statement to be filed with the Securities and Exchange Commission by the earlier of (a) ten (10) business days following the closing of the Company's proposed transaction with XeQute; (b) ten (10) business days following the termination of the XeQute transaction; or (c) one hundred twenty (120) days after the date of the agreements.

Shares of JAG Media Holdings, Inc. offered and sold pursuant to the above-described Subscription Agreement and Placement Agent Agreement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements.


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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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            The Date of this Prospectus Supplement is August 13, 2003





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